SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

 SCHEDULE 13G
(Rule 13d-102)
(Amendment No.)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Shift4 Payments, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

82452J109
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 82452J109	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Durable Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,941,321
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,941,321
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,941,321
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7% *
12		TYPE OF REPORTING PERSON* IA, PN

*SEE ITEM 4(b).

CUSIP No. 82452J109	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Durable Capital Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,941,321
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,941,321
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,941,321
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7% *
12		TYPE OF REPORTING PERSON* HC, OO

*SEE ITEM 4(b).

CUSIP No. 82452J109	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Henry Ellenbogen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,941,321
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,941,321
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,941,321
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7% *
12		TYPE OF REPORTING PERSON* HC, IN

* SEE ITEM 4(b).

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Shift4 Payments, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2202 N. Irving Street
Allentown, Pennsylvania 18109

Item 2(a)	Name of Person Filing.

Durable Capital Partners LP
Durable Capital Associates LLC
Henry Ellenbogen

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

5425 Wisconsin Avenue,
Suite 802
Chevy Chase, Maryland 20815

Item 2(c)	Citizenship or Place of Organization.

Durable Capital Partners LP (“Durable Capital Partners”) is a limited partnership organized under the laws of the State of Delaware. Durable Capital Associates LLC (“Durable Associates”) is a limited liability company organized under the laws of the State of Delaware. Mr. Ellenbogen is a United States citizen.

Item 2(d)	Title of Class of Securities.

Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”)

Item 2(e)	CUSIP Number.

82452J109

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐
A non-U.S. institution that is the functional equivalent of any of the institutions listed in § 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership.

(a)	Durable Capital Partners, Durable Associates and Mr. Ellenbogen are the beneficial owners of 2,941,321 shares of Class A Common Stock held by its client fund.

(b)
Durable Capital Partners, Durable Associates and Mr. Ellenbogen are the beneficial owners of 7.7% of the outstanding shares of Class A Common Stock.  This percentage is determined by dividing 2,941,321 by 38,403,975 shares of Class A Common Stock issued and outstanding, as of December 2, 2020 as reported in the Issuer’s prospectus filed on Form 424(b)(4) filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020.

(c)
Durable Capital Partners, as the investment adviser to its client, has sole power to direct the vote and disposition of the 2,941,321 shares of Class A Common Stock held by its fund client.  Durable Associates, as the general partner of Durable Capital Partners, has sole power to direct the vote and disposition of the 2,941,321 shares of Class A Common Stock held by the fund client of Durable Capital Partners.  As the principal of Durable Capital Partners and Durable Associates, Mr. Ellenbogen has sole power to direct the vote and disposition of the 2,941,321 shares of Class A Common Stock held by the fund client of Durable Capital Partners.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The shares reported as beneficially owned are solely held by Durable Capital Master Fund LP, the fund client of Durable Capital Partners.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

See description of control persons of Durable Capital Partners, a registered investment adviser, in Item 4.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1
Joint Filing Agreement dated February 12, 2021, by and among Durable Capital Partners, Durable Associates and Mr. Ellenbogen.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2021

DURABLE CAPITAL PARTNERS LP

By:  Durable Capital Associates LLC, its general partner

By:        /s/ Henry Ellenbogen
Henry Ellenbogen
Manager

DURABLE CAPITAL ASSOCIATES LLC

By:  /s/ Henry Ellenbogen
Henry Ellenbogen
Manager

/s/ Henry Ellenbogen
Henry Ellenbogen

EXHIBIT 99.1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock, $0.0001 par value per share of Shift4 Payments, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 12, 2021.

DURABLE CAPITAL PARTNERS LP

By:  Durable Capital Associates LLC, its general partner

By:  /s/ Henry Ellenbogen
Henry Ellenbogen
Manager

DURABLE CAPITAL ASSOCIATES LLC

By:    /s/ Henry Ellenbogen
Henry Ellenbogen
Manager

/s/ Henry Ellenbogen
Henry Ellenbogen